Northern Dynasty: Pebble Partnership retains ASRC Energy Services to enhance Alaska Native contracting

June 13, 2017 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that its wholly-owned subsidiary, Alaska-based Pebble Limited Partnership ("Pebble Partnership" or "PLP") has contracted ASRC Energy Services, Alaska Inc. (“AES”), a subsidiary of Arctic Slope Regional Corporation (“ASRC”), to work with the Pebble Project’s Alaska Native village corporation partners in an effort to enhance future Alaska Native contracting opportunities at Pebble.

“As we gear up for our 2017 field season and prepare to take the Pebble Project into federal and state permitting, we are also renewing our commitment to maximize contract and employment opportunities for local companies and local people,” confirmed Pebble Partnership CEO Tom Collier. “We know very well the challenging economic circumstances that confront Alaska Native village corporations and their shareholders in southwest Alaska, and we are making investments now to ensure they will benefit to the greatest extent possible at each stage of the Pebble Project’s development – during permitting, construction, operations and even closure.”

AES consultants will lead a collaborative business development planning initiative to include Alaska Native village corporations with land holdings near the Pebble Project site, and who have had contract relationships with PLP in the past. The goal of the engagement is to inform an Alaska Native contracting strategy for Pebble – one that establishes complementary contracting roles for participating village corporations, and directs strategic business development investments to enhance local companies’ capabilities to fulfill Pebble’s future contracting needs.

“For the past 10 years or more, Pebble has had a local contracting and local employment preference to ensure our project provides meaningful benefits for local people,” Collier said. “But as we move forward into permitting, it is the appropriate time for PLP to invest in a more formalized business development program to ensure that Alaska Native village corporations in our region will have the experience and capacity necessary to provide contract services when this project advances to construction and operations.”

Collier said ASRC Energy Services was selected to lead Pebble’s business development initiative based on its experience working with Alaska Native village corporations to optimize business opportunities associated with resource development on the North Slope.

AES is a wholly-owned subsidiary of ASRC, the largest Alaska-owned company employing some 12,000 people worldwide, and nearly 4,000 in Alaska. ASRC has a long history of supporting responsible resource development in the state, and sharing the benefits of development with its shareholders and other Alaska Native corporations.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.